

November 2, 2012

<u>Via E-mail</u>
Mr. Michael L. Griffin
Chief Financial Officer
University General Health Systems, Inc.
7501 Fannin Street
Houston, TX 77054

  Re: **University General Health Systems, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed April 16, 2012
     Form 10-Q for the Quarterly Period Ended June 30, 2012
     Filed August 14, 2012
     File No. 000-54064

Dear Mr. Griffin:

  We have reviewed your October 5, 2012 response to our September 10, 2012 letter and have the following comments.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

  After reviewing any information you provide in response to a comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

1. We acknowledge your response to prior comment 4. The Form 8-K/A filed on April 20, 2011 amends your Form 8-K filed on March 10, 2011. This Form 8-K covers your change in auditor from HJ and Associates, LLC to Moss, Krusick & Associates, LLC related to the 2010 reverse acquisition between TrinityCare Senior Living and Seabridge Freight Corp (Seabridge). With regards to the 2011 reverse acquisition between Seabridge Freight Corp. and University General Hospital LP (UGHS, accounting acquirer) it appears that you did not file an Item 4.01 Form 8-K on EDGAR. Unless the same accountant reported on the most recent financial statements of both the registrant, being Seabridge, and the accounting acquirer, a reverse acquisition always results in a change in accountant. The accountant that will no longer be associated with the registrant's financial statements is the predecessor accountant, which would be UHY LLP. Please file an Item 4.01 Form 8-K for the change in auditor from UHY LLP to Moss, Krusick & Associates, LLC. As previously requested, please represent that you will indicate on the cover page of your next form 10-Q and

subsequent Forms 10-K and 10-Q, as appropriate, that you have not filed all the reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Report of Independent Registered Certified Public Accounting Firm, page F-2 and F-3

2. We acknowledge your response to prior comment 5. Please have Moss, Krusick & Associates, LLC explain how they determined it was appropriate to audit only the adjustments to your 2010 financial statements. Please also have them explain how they were able to form an opinion that the error-correcting adjustments were appropriate and were properly applied and how they considered each of the factors in Question 4 to the June 9, 2006 PCAOB Staff Questions & Answers in determining that a re-audit was not necessary:
    - the extent of the adjustments;
    - the reason for the adjustments; and
    - the cooperation of the predecessor auditor.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 10 – Equity
Preferred Stock, page 26

3. We acknowledge that you continue to work on your response to our prior comment 7, and we request that you provide us a response as soon as possible.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant